EMCORE Corporation
Form SD-2013
Filed May 30, 2014

Exhibit 1.01
Conflict Minerals Report

Conflict Minerals Disclosure

EMCORE Corporation (“Emcore”) is providing this Conflict Minerals Report (“CMR”) for calendar year 2013, as an Exhibit to Form SD, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended. As used in this document, the words "we," "our," and "us" refer to Emcore. We have conducted, in good faith, a reasonable country of origin inquiry regarding conflict minerals that are necessary to the functionality or production of our products manufactured or contracted to be manufactured that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). Conflict Minerals are defined by paragraph (d)(3) of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Covered Countries (collectively, “Conflict Minerals” or “3TG”).

Based on this reasonable country of origin inquiry, we have exercised due diligence on the source and chain of custody of 3TG contained in our products as described below under the heading “2. Product Description.” As a result of our reasonable country of origin inquiry and the performance of our due diligence, we have determined that the origins of the 3TG minerals in all our products described below under the heading “2. Product Description” are “DRC conflict undeterminable.” “DRC conflict undeterminable” as defined in paragraph (d)(5) of Form SD means, with respect to any products that we manufacture or contract to manufacture, that after exercising due diligence, we are unable to determine whether or not our products qualify as DRC Conflict Free. Products are DRC Conflict Free if they do not contain Conflict Minerals necessary to the functionality or production of that product that directly finance or benefit armed groups (with such groups being defined in annual Country Reports on Human Rights Practices relating to the Covered Countries).

1.	Due Diligence

Emcore has engaged a leading Conflict Minerals data management consultant (the “Consultant”) to assist us in (i) determining whether the 3TG contained in our products was “outside the supply chain” before January 31, 2013, (ii) conducting our reasonable country of origin inquiry to determine the source of the 3TG in our products, and (iii) conducting due diligence on the source and chain of custody of such 3TG. The design of our due diligence system, its conformity with an internationally-recognized due diligence framework, and a description of the measures we have undertaken to exercise our due diligence, are detailed below.

(i)	Conformity to a Recognized Due Diligence Framework

Emcore’s due diligence measures have been designed to conform in all material respects to the internationally-recognized due diligence framework of the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2011), and its related supplements. This OECD framework (“Framework”) is the only due diligence framework recognized by the SEC to date. The Framework stresses five main areas of Due Diligence design, detailed below in 1(i)(a)-(e), respectively.

a.	Establish Strong Company Management Systems

First, Emcore has assigned a supply chain manager to (i) manage the Conflict Minerals compliance program, (ii) liaise with the Consultant, (iii) conduct reviews of collected data, and (iv) make decisions regarding the due diligence program, including risk mitigation. Second, Emcore has requested that suppliers of goods incorporated into our products provide us with Conflict Mineral declarations for their products (see below, §§ 1(i)(b & c)). Third, Emcore’s position statement with respect to Conflict Minerals, which is located on our website (at http://www.emcore.com/wp-content/uploads/EMCORE-Conflict-Minerals-Policy-Statement.pdf), encourages our suppliers to source responsibly, through their sub-suppliers and on down through their own supply chains. In this position statement, we encourage our suppliers and their sub-suppliers to use Conflict-Free Smelter (“CFS”) certified smelters wherever possible, to increase our level of confidence that Emcore products are DRC Conflict Free. (Under this CFS program, the Electronic Industry Citizen Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) are jointly taking action to address responsible sourcing, using independent third-party audits to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.)

b.	Identify and Assess Risk in the Supply Chain

To obtain chain of custody declarations from our suppliers, we utilize a mechanism common in the technology industry: the Conflict Minerals template from EICC and GeSI (the “EICC template”). This EICC template is distributed to all of our suppliers, with regular and persistent follow-ups (“Escalations”) to ensure maximum compliance and feedback. The EICC template includes questions on (i) the use and origin of Conflict Minerals in our components, (ii) supplier engagement with their sub-tier suppliers, and (iii) smelters and points of origin of the constituent Conflict Minerals. An “Upstream Supply Chain Communication Kit on Conflict Minerals” is provided to all suppliers to prepare them ahead of time for full compliance with this, our principal information-gathering step on the origins of Conflict Minerals contained in components and materials supplied to us. This kit includes materials to educate suppliers about the SEC rule on Conflict Minerals, responsible supply chain management, and a letter that suppliers can use if they need to request information from their sub-tier suppliers.

The initial EICC template responses are only a first step in our engagement with suppliers. The responses from suppliers are then individually validated, and examined both for completeness and any internal inconsistencies between the data they provide. Any of these issues are resolved with our suppliers by phone and email. This follow-up to incomplete or inaccurate information is described further in §1(i)(c), below.

c.	Design and Implement a Strategy to Respond to Identified Risks

As outlined above, we have developed processes for Escalations and supplier engagement. This allows us to direct needed questions and follow-up to suppliers based on their varying responses to the EICC template. Escalations are used when, among other issues, suppliers are late in responding, have incomplete information, provide feedback inconsistent with prior responses, or when other issues are identified. An Escalation may include individual written requests for information, conference calls and meetings. Each Escalation is dated and tagged in our data management system, for a variety of further actions. These actions might include direct supplier contact through our business channels, changes of scope of the diligence request, reformatting supplier responses into correct EICC format, time extensions for delayed responses, follow-up with alternative contacts in the supplying organization, or the dropping of outdated component parts from the Emcore products list. The readiness of suppliers to provide data is assessed and scaled in our diligence logs, and these scores factor into decisions made by Emcore when awarding future supply contracts.

d.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

To date, we have not carried out any independent third party audits to verify the implementation of either our supplying manufacturers’ or smelters’ due diligence practices for responsible supply chains of 3TG from conflict-affected and high-risk areas. (Note that this § 1(i)(d) does not address the question of independent private sector audits of this CMR. The two-year exemption from the latter requirement is addressed in § 1(ii), below.)

e.	Report on Supply Chain Due Diligence

Our Form SD and this CMR are both available on our website at www.emcore.com. Emcore will file a Form SD (and CMRs, as necessary) with the Securities Exchange Commission on an annual basis, pursuant to Rule 13p-1 of The Act.

(ii)	Audit Exemption

Pursuant to Instruction 1(iv) of the instructions to Form SD, for a period of two calendar years following November 13, 2012, a registrant with products that are “DRC conflict undeterminable” is not required to obtain an independent private sector audit of its CMR regarding the Conflict Minerals that the registrant is (i) unable to determine did not originate in a Covered Country, or (ii) unable to determine did not directly or indirectly finance or benefit armed groups in a Covered Country. As seen below, Emcore has been unable to determine either. Accordingly, this CMR is not audited by an independent private sector auditor.

(iii)	Steps Emcore Will Take To Mitigate Risk, Including Steps To Improve Due Diligence

When suppliers fail to respond in a timely manner, or if revisions or clarifications of their responses to the EICC template are needed, they are contacted for additional information. Where necessary, we will continue to follow-up with those suppliers. Our due diligence Escalation scripts provide follow-up action items that address a gamut of twenty-four possible issues present in our suppliers’ responses, including-by way of illustration-that:

•	Metal is stated originating from the Covered Countries without disclosure of mine locations;

•	Key information in Smelter List Sheet is left blank or entered with invalid value, such as Smelter Reference List, Standard Smelter Name, Country for Smelter Facility Location;

•	Metal is stated country of origin "Uncertain or Unknown" but some mine locations disclosed are from the Covered Countries.

As part of these Escalations, each supplier was also provided feedback on their responses, and where applicable, provided answers to questions they had about Emcore’s Conflict Minerals requirements. Transparency of suppliers with respect to their sourcing, and particularly with respect to sourcing from CFS smelters, will remain factors in allocating future Emcore purchases. Finally, we are in the process of updating the terms and conditions in our purchase contracts to include Conflict Minerals disclosure requirements.

2.     Product Description

(i)	Description of Emcore Products

Emcore manufactures a broad portfolio of compound semiconductor-based products for the fiber optics and space solar power markets. These are listed as follows:

•	Telecom Optical Products

◦	These include:

▪	Tunable 10, 40, 100 and 400 gigabits per second (Gb/s) transmission applications for dense wavelength division multiplexed (DWDM) transponders and transceivers; and

▪
Vertically-integrated products, including external-cavity laser modules, integrable tunable laser assemblies (ITLAs), micro integrable tunable laser assemblies (micro-ITLAs) and tunable 10 gigabits small form factor pluggable (T-XFP) transceivers.

•	Laser/Photodetector Component Products

◦
These include lasers, photodetectors, and various forms of packaged subassemblies, bare die (or chip), transmitter optical subassemblies (TOSA), distributed feedback (DFB) lasers, positive-intrinsic-negative (PIN) and avalanche photodiode (APD) components for 10 Gb/s Ethernet, InfiniBand, FTTP, and telecom applications.

•	Cable Television (CATV) Products

◦
These include forward and return-path analog and digital lasers, photodetectors and subassembly components, broadcast analog and digital fiber-optic transmitters, and quadrature amplitude modulation (QAM) transmitters and receivers.

•	Fiber-To-The-Premises (FTTP) Products

◦
These include FTTP components and subsystem products to support plans by telephone companies to offer voice, video, and data services through the deployment of new fiber optics-based access networks, including passive optical network (PON) transceivers, radio frequency over glass (RFoG) optical transceivers, analog fiber optic transmitters for video overlay and high-power erbium-doped fiber amplifiers (EDFA), analog and digital lasers, photodetectors and subassembly components, analog video receivers, and multi-dwelling unit (MDU) video receivers.

•	Satellite Communications (Satcom) Products

◦	These include transmitters, receivers, subsystems, and systems that transport wideband radio frequency and microwave signals between satellite hub equipment and antenna dishes.

•	Video Transport Products

◦	These include video, audio, data, and RF transmission systems.

•	Defense and Homeland Security Products

◦
These include fiber optic gyro components used in commercial and military applications, high-frequency RF fiber optic link components for towed decoy systems, optical delay lines for radar systems, erbium-doped fiber amplifiers, terahertz spectroscopy systems, pulse lasers for light detection and ranging (LIDAR) spectroscopy systems and other products.

•	Satellite Solar Power Generation Products

◦
These include advanced, compound semiconductor-based solar cells and solar panel products that are highly resistant to space radiation environments, such as triple-junction solar cells. Monolithic bypass diodes for shadow protection and covered interconnected cells.

•	Terrestrial Solar Power Generation Products

◦
These include high-efficiency, compound semiconductor-based, multi-junction solar cell products for terrestrial applications in commercial and utility-scale concentrator photovoltaic (CPV) power systems.

(ii)	Facilities Used to Process the Necessary Conflict Minerals in the Products, if Known

See Schedule 1 for a list of the smelters/refiners that can be identified (based on our manufacturers’ declarations) as facilities that process 3TG that is known to be ultimately included in some of our products. As a first step in doing so, we identified certain smelters as facilities from which at least one supplier to Emcore exclusively sources its 3TG, allowing us to make the inference that 3TG from these smelters must have made its way in to at least some of Emcore’s products. From the EICC templates we received, we cannot eliminate the possibility that in processing the 3TG used in some of our products, some of these identified facilities (the twenty-two scheduled)-all of which (see column (B)), are outside of the Covered Countries-may nonetheless have used 3TG mined inside one or more Covered Countries (see column (H)).

(iii)	Country of Origin of the Necessary Conflict Minerals in the Products, if Known, and Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity

See column (H) of Schedule 1 for the single smelter that two of our manufacturers reported to us had processed 3TG that had been mined in a Covered Country. In neither report, however, was the precise country or mine of origin specified.
In the Schedule, completeness was hindered by (a) limited feedback from manufacturers, and (b) unclear chains of custody where a manufacturer uses 3TG from both known and unknown mines and countries of origin. Nevertheless, we continue to work with our Conflict Minerals consultant to crosscheck the diligence feedback obtained thus far. Using our Escalation process, we continue to work with our suppliers to validate the names of the smelters, mines, and countries of origin supplying their 3TG. Emcore’s goal remains a fully DRC Conflict Free suite of products.

	A	B	C	D	E	F	G	H
1	Metal	Whether Smelter in Covered Countries	CFS Validation Status	Smelter ID (EICC/GeSI codes)	Smelter Facility Location: Country	Smelter Facility Location: City	Smelter Facility Location: State / Province	Whether 3TG Mined in Covered Country, with Mine Location if Known
2	Gold	No	CFS Listed	1USA037	UNITED STATES	North Attleborough	ca	Unknown
3	Gold	No	Not CFS Listed	1GDM174	UNITED STATES			Unknown
4	Tin	No	CFS Listed	2MYS016	MALAYSIA	27 Jalan Pantai, 12000, Butterworth	Penang	Yes, but mine location unknown
5	Tantalum	No	CFS Listed	3CHN003	CHINA			Unknown
6	Gold	No	Not CFS Listed	1HKG019	HONG KONG	On Lok Tsuen Fanling	N.T.Hong Kong	Unknown
7	Tin	No	CFS Listed	2PER019	PERU			Unknown
8	Tin	No	Not CFS Listed	2IDN036	INDONESIA			Unknown
9	Gold	No	CFS Listed	1JPN057	JAPAN			Unknown
10	Tantalum	No	CFS Listed	3USA005	UNITED STATES			Unknown
11	Tin	No	CFS Listed	2PER019	PERU			Unknown
12	Tungsten	No	Not CFS Listed	4DEU008	GERMANY			Unknown
13	Tantalum	No	CFS Listed	3JPN023	JAPAN	Kako-gun, Miyamashi	Hyougo	Unknown
14	Gold	No	CFS Listed	1HKG036	HONG KONG	Kowloon	Hong Kong	Unknown
15	Gold	No	CFS Listed	1CAN050	CANADA			Unknown
16	Gold	No	CFS Listed	1USA025	UNITED STATES			Unknown
17	Tin	No	CFS Listed	2THA046	THAILAND			Unknown
18	Gold	No	Not CFS Listed	1DEU018	GERMANY	Leverkusen		Unknown
19	Gold	No	Not CFS Listed	1CHN065	CHINA	Shanmenxia	Henan	Unknown
20	Tin	No	Not CFS Listed	2CHN047	CHINA	Geiju City	YUNNAN PROVINCE	Unknown
21	Tin	No	CFS Listed	2CHN048	CHINA	Gejiu City, Yunnan Province	Gejiu City, Yunnan Province	Unknown
22	Gold	No	Not CFS Listed	1GDM068	CHINA	GuangDong Province	GaoYao City , GuangDong Province	Unknown